Exhibit 99.1

TWG Announces Entry into of a Material Definitive Agreement for PIPE Transaction

Hong Kong, Jul. 22, 2026 (GLOBE NEWSWIRE) -- Top Wealth Group Holding Limited (NASDAQ: TWG) (“Top Wealth” or the “Company”), today announced the entry into of a material definitive agreement with each of 9 non-U.S. investors (each an “Investor” and collectively, the “Investors”) relating to the issuance and sale of 40,000,000 Class A Ordinary Shares (the “Purchased Shares”) of par value US$0.009 per share of the Company, at US$2.0 per share for an aggregate purchase price of US$16,000,000 (the “PIPE Transaction”).

The Company may offer the Purchased Shares at any time through and including July 31, 2026, which date may be extended at the sole discretion of the Company. The closing of the PIPE Transaction took place on July 22, 2026. Each of the Investors has undertaken to the Company that it shall not, during the period commencing on the date of issuance of the Purchased Shares and until six (6) months from such date, or such shorter period as may be permitted by Regulation S or other applicable securities law, offer, sell, pledge or otherwise transfer the Purchased Shares in the United States, or to a U.S. Person for the account or for the benefit of a U.S. Person, or otherwise in a manner that is not in compliance with Regulation S.

The issuance of the Purchased Shares will not be registered under the Securities Act 1933, as amended (the “Securities Act”) or any state securities laws. The Purchased Shares will be issued in a private placement exempt from the registration statements of the Securities Act, pursuant to section 4(a)(2) thereof and Regulation S promulgated thereunder. Each Investor has, severally and not jointly, represented to the Company that it is not a “U.S. Person” under Regulation S, and has completed the required certification.

Immediately upon closing of the PIPE Transaction and the Company’s issuance of the Purchased Shares to the Investors, the Company will have a total of 59,579,883 Class A Ordinary Shares and 3,166,667 Class B Ordinary Shares issued and outstanding.

About Top Wealth Group Holding Limited

Top Wealth Group Holding Limited is a holding company incorporated in the Cayman Islands, and all of its operations are carried out by its operating subsidiary in Hong Kong, Top Wealth Group (International) Limited. The Company specializes in supplying premium-class sturgeon caviar, and its caviar and caviar products are endorsed with the Convention on International Trade in Endangered Species of Wild Fauna and Flora (“CITES”) permits. The Company supplies caviar to its customers under its customer’s brand labels (i.e. private labeling), and the Company also sells the caviar product under the Company’s caviar brand, “Imperial Cristal Caviar”, which has continuously achieved tremendous sales growth since its launch in the market.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Top Wealth Group Holding Limited

Investor Relations

Email: ir@topwealth.cc